Zodiac Exploration Inc.
TSX VENTURE: ZEX
August 14, 2012
Zodiac Exploration Announces Release of Third Quarter Financial Results

CALGARY, ALBERTA – Zodiac Exploration Inc. (“Zodiac” or “the Company”) (TSX VENTURE: ZEX) announces that it has filed its financial statements and management’s discussion and analysis for the three and nine month periods ended June 30, 2012 on SEDAR at www.sedar.com.

During the quarter, Zodiac incurred a net loss of $24.3 million after recognizing an asset impairment of $23.4 million.

As at June 30, 2012, Zodiac had $23.0 million in cash and $21.6 million in working capital.

About Zodiac

Zodiac is a Calgary based company formed to explore for and eventually develop and produce oil and gas assets in North America with a focus on the San Joaquin Basin in California, USA. Zodiac has an accumulated land base of approximately 90,000 net acres in Kings and Kern Counties, California. Zodiac believes that its acreage position contains unconventional (low permeability) as well as conventional light oil prospects.

For more information, please contact

Zodiac Exploration Inc.
Murray Rodgers President & CEO (403) 444-7844

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.